Carmen J. Romano Direct Tel: (215) 994-2971 Direct Fax: (215) 655-2971 carmen.romano@dechert.com

January 14, 2005

VIA EDGAR

BOSTON

BRUSSELS

CHARLOTTE

FRANKFURT

HARRISBURG

HARTFORD

LONDON

LUXEMBOURG

MUNICH

NEW YORK

NEWPORT BEACH

PALO ALTO

PARIS

PHILADELPHIA

PRINCETON

SAN FRANCISCO

WASHINGTON

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Select Medical Corporation
Amendment No. 2 to Proxy Statement filed on Schedule 14A,
Amendment No. 2 to Schedule 13E-3 and all included and incorporated documents — File No. 1-31441, originally filed November 12, 2004

Ladies and Gentlemen:

Select Medical Corporation (the “Company”) has today filed Amendment No. 2 (“Amendment No. 2”) to its Proxy Statement filed on Schedule 14A (“Amendment No. 1”) and Amendment No. 2 to its Schedule 13E-3 (the “Second Amended Schedule 13E-3”). On behalf of the Company, we respond to the comments raised by Jeffrey P. Riedler in his letter dated January 11, 2005 to Michael E. Tarvin. For your convenience, the comments are included in this letter and are followed by the applicable response.

1.      In future filings and future responses to our comments, please ensure that:

•	The filed redline correctly marks all changes from the previous filing. As an example only, we note that the filed redline version of the amended Schedule 13E-3 does not mark the added signatures or added exhibits.

•	Correct page numbers are referenced in your response letter, especially since many of your responses do not contain substantive information but refer us to information in the filings. As an example only, you reference changes to page 5 of the Schedule 14A in response to prior comments 36 and 37 but we could not find these referenced changes on page 5 of the amended Schedule 14A.

The filed redline versions of Amendment No. 2 and the Second Amended Schedule 13E-3 correctly mark all changes from the previous

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Securities and Exchange Commission
January 14, 2005

filings. The page numbers noted in this letter that refer to pages in the redline version of Amendment No. 2 are correct.

2.       We note the response to prior comment number 27. Advise us of the authority upon which you rely to redact information concerning the identities of the potential buyers from the presentations dated October 6 and 13, 2004.

The Company has re-filed as exhibits (c)(2) and (c)(4) to the Second Amended Schedule 13E-3 complete copies (without any redactions) of the October 6, 2004 and October 13, 2004 presentations to the special committee by Banc of America Securities LLC.

3.       We note that you inadvertently filed a definitive Schedule 14A on December 21, 2004. Please ensure that the Schedule 14A is filed correctly as a preliminary proxy statement.

Amendment No. 2 has been filed correctly as a preliminary proxy statement.

4.       We note your response to prior comment 20. The staff does not object to your representation that the appointment of an additional representative unaffiliated with Select to act solely on behalf of the unaffiliated security holders of Select was not necessary in light of the creation of the special committee, and the fact that the use of a special committee is a well-recognized mechanism to achieve fairness in transactions such as the merger. In the Q&A where you made this statement, however, please also disclose that:

•	if the merger is completed, each special committee member will receive cash payments for their shares and stock options in an aggregate amount equal to $1,615,728, and

•	the interests of the special committee and the unaffiliated stockholders of Select may not be aligned.

The Company has revised the disclosure on page 13 in response to the Staff’s comment.

5.       Revise to specifically indicate, if true, that the Board of Directors concluded that the proposed transaction is both procedurally and substantively fair to the unaffiliated security holders of Select.

The Company has revised the disclosure in the notice to stockholders and on pages 3, 13, 28, 30, 35 and 46 in response to the Staff’s comment.

Dechert LLP

Securities and Exchange Commission
January 14, 2005

6.       We have reviewed the revised disclosure and reply provided in response to prior comments 40 and 41. Please revise the discussion of the analyses in support of the fairness determinations made by each filing person, including Select, to ensure that each of the factors identified in Instruction 2 to Item 1014 of Regulation M-A has been specifically addressed. To the extent that one of the filing persons did not consider one or more of the factors material or relevant to their fairness determination, the disclosure should be revised to reflect their reasons for so concluding. See Question and Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

The Company has revised the disclosure to ensure that each of the factors identified in Instruction 2 to Item 1014 of Regulation M-A has been specifically addressed for each of the filing persons in response to the Staff’s comment. For example, with respect to Select, on page 32 the Company has revised the disclosure to provide that the special committee did not assign significance to the historical market price of Select’s common stock prior to May 12, 2004. The Company has also clarified on pages 35 and 36 that the board of directors adopted the fairness analysis and conclusion of the special committee, and relied upon the analyses and opinion of Banc of America Securities LLC, including Banc of America’s discounted cash flow analysis. In addition, on page 45 the Company has revised the disclosure to describe the reasons why the buying group did not establish a going concern value for Select’s common stock.

7.       We note your response to comment 48; however, we continue to believe that non-GAAP measures, such as EBITDA and EBITDA as a % of net revenue, that eliminate recurring items are not permissible unless management reasonably believes that the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items that you exclude from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” indicates that registrants must demonstrate the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Answer to Question 8 of the Non-GAAP FAQ further states that it is permissible, and may be necessary, to identify, discuss and analyze material items in MD&A, whether they are recurring or non-recurring; and that it may be necessary to discuss the nature of such items and their significance to investors in evaluating the company’s results of operations. Therefore, we believe that material items such as depreciation, amortization, interest expense and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please revise your disclosures to delete these non-GAAP

Dechert LLP

Securities and Exchange Commission
January 14, 2005

measures or provide additional supplemental information to demonstrate why these measures provide useful information to investors.

The Company has revised the disclosure to remove EBITDA and EBITDA as a percentage of net revenue from the Selected Historical Financial Information table and the corresponding reconciliation on pages 90-92 in response to the Staff’s comment.

8.       Based on the preceding comment related to your Preliminary Proxy Statement, please revise your disclosures here and in other sections of the filing to remove all inappropriate non-GAAP measures, such as EBITDA and EBITDA as a % of net revenue, in future filings.

In accordance with the Staff’s comments, the Company intends to remove EBITDA and EBITDA as a percentage of net revenue from its future filings. However, the Company anticipates that before it makes its next filing it will seek to demonstrate to the Staff that disclosure of these non-GAAP measures is permissible under Item 10(e) of Regulation S-K.

If you have any questions regarding this filing, please call the undersigned at 215.994.2971 or Stephen M. Leitzell at 215.994.2621.

Sincerely,

Carmen J. Romano, Esq.

CR/gcw

Dechert LLP